04015145

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 21076

FACING PAGE

Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 10/01/03 (MM/DD/YY) AND ENDING 12/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: DOMINICK & DOMINICK LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

32 OLD SLIP 34TH FLOOR
(No. and Street)

NEW YORK	NY	10005
(City)	(State)	(Zip Code)

PROCESSED
MAR 29 2004
THOMSON FINANCIAL

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
JAMES POIT (212) 558-8800
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

KAUFMANN, GALLUCCI & GRUMER, LLP
(Name – *if individual, state last, first, middle name*)

ONE BATTERY PARK PLAZA	NEW YORK	NY	10004
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, MICHAEL J. CAMPBELL, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of DOMINICK & DOMINICK LLC, as of DECEMBER 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT & CEO

Title

Notary Public

ROSEMARY RUGGIERO
Notary Public, State of New York
No. 01RU5067226
Qualified in Queens County
Commission Expires Oct. 15, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Operations.
- ☒ (d) Statement of Cash Flows.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- ☒ (o) Independent auditor's report on internal control.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

DOMINICK & DOMINICK LLC

REPORT ON STATEMENT OF FINANCIAL CONDITION

AS OF DECEMBER 31, 2003

DOMINICK & DOMINICK LLC

INDEX

KAUFMANN,
GALLUCCI &
GRUMER LLP
CERTIFIED PUBLIC ACCOUNTANTS

INDEPENDENT AUDITOR'S REPORT

To the Members of Dominick & Dominick LLC:

We have audited the accompanying statement of financial condition of Dominick & Dominick, LLC as of December 31, 2003 that you are filing pursuant to Rule 17a-5 under the Securities Exchange Act of 1934. This financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on the financial statement based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statement. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statement referred to above presents fairly, in all material respects, the financial position of Dominick & Dominick LLC as of December 31, 2003 in conformity with accounting principles generally accepted in the United States of America.

February 6, 2004 Kaufmann, Gallucci & Grumer LLP

One Battery Park Plaza • New York, NY 10004 • Tel: (212) 269-0572 • FAX: (212) 968-1279

DOMINICK & DOMINICK LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2003

ASSETS

Cash	$	71,045
Receivable from broker-dealers and clearing organizations		899,359
Deposit with clearing organization		10,000
Notes receivable		246,757
Securities owned :		
Marketable, at market value		2,696,255
Non-marketable		539,040
Due from related parties		221,363
Furniture and equipment (net of accumulated depreciation of $4,228,167)		254,552
Other assets		175,200
Total assets	$	5,113,571

LIABILITIES AND MEMBERS' EQUITY

Liabilities:		
Accounts payable, accrued expenses, and other liabilities	$	606,351
Compensation payable		382,730
Total liabilities		989,081
Members' equity		4,124,490
Total liabilities and members' equity	$	5,113,571

The accompanying notes are an integral part
of this financial statement.

DOMINICK & DOMINICK LLC
NOTES TO FINANCIAL STATEMENT
DECEMBER 31, 2003

NOTE 1 - ORGANIZATION AND NATURE OF BUSINESS

Dominick & Dominick LLC (the "Company") is a registered broker-dealer with the Securities and Exchange Commission and is a member of the National Association of Securities Dealers, Inc. ("NASD"). The Company operates its securities business through divisions, including brokerage services with the public as well as with related companies and individuals. The Company had previously filed its annual audited financial statements under SEC rule 17a-5 on a fiscal year basis ending September 30. Subsequent to that date, the Company filed with and received approval from its designated examining authority to change to a calendar year-end.

The Company is engaged in various securities and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. The Company may be exposed to off-balance-sheet risk in the event the other party is unable to fulfill its contracted obligation and the Company has to purchase or sell the financial instrument underlying the contract at a loss. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty with which it conducts business.

The Company clears all securities transactions through another broker-dealer on a fully disclosed basis. The agreement between the Company and its clearing broker provides that the Company is obligated to assume any exposure related to nonperformance by its customers. The Company seeks to control the risk associated with nonperformance by monitoring all customer activity and reviewing information it receives from its clearing broker on a daily basis.

From time to time, the Company may sell securities not yet purchased (short positions). These positions represent an obligation of the Company to deliver the specific securities. To satisfy this obligation, the Company must acquire the securities at the prevailing market prices in the future, which may differ from the market value reflected on the statement of financial condition and may result in a gain or loss to the Company.

NOTE 2 - SIGNIFICANT ACCOUNTING POLICIES

Marketable securities and money market funds are valued at fair value. Securities owned that are not readily marketable are valued at fair value as determined by management.

The Company records proprietary securities transactions and commission revenues and related expenses on a trade date basis.

NOTE 2 - CONTINUED

Furniture and equipment and leasehold improvements are stated at cost less accumulated depreciation and amortization. Depreciation and amortization are computed on the straight-line basis over the estimated useful lives of the assets.

The preparation of financial statements in conformity with accounting principles generally accepted in the United States requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and accompanying notes, as well as the reported amounts of revenues and expenses during the reporting period. Actual results could differ from those estimates.

The Company maintains cash in a bank account which, at times, may exceed federally insured limits.

In May 2003, the Financial Accounting Standards Board issued accounting standard number 150, "*Accounting for Certain Financial Instruments with Characteristics of Both Liabilities and Equity*". Non-public entities that are registrants before the SEC must adopt this standard not later than January 1, 2004. The Company intends to record the value of the liability (as defined in the new accounting standard). In addition, the Company intends to adjust net capital pursuant to instructions from the SEC after December 15, 2004.

NOTE 3 - RECEIVABLE FROM AND DEPOSIT WITH CLEARING ORGANIZATION

The receivable from clearing organization represents cash held by the clearing organization for commissions generated in December 2003 and paid in January 2004, and residual balances from the Company's trading activity. The deposit with the clearing organization is required by the clearing agreement.

NOTE 4 - INCOME TAXES

The Company is owned by its members who contributed equity capital, and is taxed under federal and state partnership tax law provisions. Accordingly, no federal or state income taxes apply to the Company; rather, such taxes will be the responsibility of the individual members.

NOTE 5 - COMMITMENTS AND CONTINGENCIES

The Company leases office space under an operating lease that expires in 2014. Future minimum annual payments required as of December 31, 2003 over the term of the current lease are as follows:

NOTE 5 - CONTINUED

Year ended December 31:	
2004	$ 739,679
2005	655,301
2006	590,520
2007	590,520
2008	590,520
Thereafter to April 30, 2014	3,444,700
	$3,207,749

The Company was named in an arbitration regarding securities transactions in a customer's account and a complaint letter regarding services provided to a client. The allegations are being vigorously defended by management who believes, after consultation with outside legal counsel, that there will be no material adverse effect on the financial condition of the Company.

NOTE 6 - REGULATORY REQUIREMENTS

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (Rule 15c3-1), which requires that the Company maintain minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1. Net capital and aggregate indebtedness changes from day to day. At December 31, 2003, the Company had net capital of $2,280,841, which was $2,180,841 in excess of its required net capital of $100,000. The Company's ratio of aggregate indebtedness to net capital at December 31, 2003, was .43 to 1.

NOTE 7 - RELATED PARTY TRANSACTIONS

The Company pays and is reimbursed for expenses on behalf of several affiliates who share office space with the Company under separate agreements with these affiliates. Also, the Company provides consulting services to one of these affiliates, which services are billed monthly. Payments for expenses and services rendered are typically made on a quarterly basis. The balance due the Company in the amount of $221,363 is reflected in the financial statements as due from related parties.

NOTE 8 - NOTES RECEIVABLE

The notes receivable are supported by forgivable promissory notes bearing interest of the prime rate, plus 1.5%, that mature in October and November 2004.

NOTE 9 - MEMBERS' EQUITY

The Company authorized 17,000,000 common units and 3,000,000 preferred units, of which 200,000 and approximately 600,000 (Series A) units were outstanding at December 31, 2003, respectively. The common units are voting units with no stated value.

The preferred units are divided into series. The first series consists of 1,000,000 units designated as Series A Preferred Units. The Series A Preferred Units have no voting rights, and are entitled to a cumulative preferred return equal to 4% of the Series A Redemption Value (as defined). Redemption can only be made after the fulfillment of certain conditions and at the discretion of the Board of Managers. The preferred return is payable at reasonable intervals, but no less frequently than annually, after repayment of debt, as required.